EXHIBIT 99.3

CONSENT OF DAVID SCHONFELDT, P.GEO.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-268499) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the three and six months ended June 30, 2025, dated August 13, 2025, included in the Current Report on Form 6-K of the Company, dated August 13, 2025.

Date: August 13, 2025.	/s/ David Schonfeldt
By: David Schonfeldt, P. Geo.